UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 10 March 2023, London UK

GSK plc

Annual Report 2022 on Form 20-F

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, GSK plc ("GSK") announces that on 10 March 2023 it filed with the Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended 31 December 2022. GSK's 2022 Annual Report on Form 20-F is available online at GSK's website at www.gsk.com/corporatereporting and also online at www.sec.gov.

A hard copy version of the GSK 2022 Annual Report, together with the Notice of Annual General Meeting will be available on or about 27 March 2023.

Shareholders have the ability to receive, upon request, a hard copy version of GSK's complete audited financial statements for the year ended 31 December 2022, free of charge, by either:

(i)
writing to Equiniti Limited, our registrars in the UK, at the following address: Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, or by telephone on +44 (0)371 384 2991 (please use the area code if calling from outside the UK);

(ii)
writing to J.P. Morgan Chase Bank, N.A. our ADR depositary in the US, at the following address: EQ Shareowner Services, P.O. Box 64504, St. Paul, MN 55164-0504, or by telephone on +1 877 353 1154 (US toll free) or +1 651 453 2128 (outside the US); or

(iii)	contacting the GSK Response Center in the USA at +1 888 825 5249 (US toll free).

Victoria Whyte
Company Secretary
10 March 2023

Cautionary statement regarding forward-looking statements GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, GSK's Q4 Results for 2022 and any impacts of the COVID-19 pandemic.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 10, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc